Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	3 Months Ended	12 Months Ended	12 Months Ended
	March 31,	March 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2010	2009	2008	2007	2006	2005
	-Thousands of Dollars-

Fixed Charges:
Interest on Long-Term Debt	$9,878	$36,913	$36,226	$47,456	$50,230	$51,422	$56,243
Other Interest (1)	401	1,623	1,571	1,367	4,538	6,436	2,597
Interest on Capital Lease Obligations	13,600	50,639	53,670	57,252	64,477	72,556	79,064
Estimated Interest Portion of Rental Expense	14	93	106	130	160	188	216

Total Fixed Charges	23,893	89,268	91,573	106,205	119,405	130,602	138,120

Net Income	$10,349	$100,152	$89,248	$4,363	$53,456	$66,745	$48,267

Add:
Cumulative Effect of Accounting Change Loss - Net of Tax	—	—	—	—	—	—	626

Net Income from Continuing Operations	10,349	100,152	89,248	4,363	53,456	66,745	48,893

Add (Deduct):
(Income) Losses from Equity Investees (2)	—	—	—	(1,381)	—	(320)	(314)
Income Taxes	6,348	61,789	55,130	10,867	35,542	42,478	33,907
Total Fixed Charges	23,893	89,268	91,573	106,205	119,405	130,602	138,120

Total Earnings before Taxes and Fixed Charges	$40,590	$251,209	$235,951	$120,054	$208,403	$239,505	$220,606

Ratio of Earnings to Fixed Charges	1.699	2.814	2.577	1.130	1.745	1.834	1.597

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2)	Inncom International, Inc.(Income) Losses.